Exhibit 99.1

ElectraMeccanica Leverages RISE with SAP to Power ERP Transformation

PricewaterhouseCoopers (PwC) assisted in implementation and ElectraMeccanica went live with first instance of SAP S/4HANA Cloud in October as company transitions into commercial enterprise.

VANCOUVER, British Columbia, Oct. 21, 2021 (GLOBE NEWSWIRE) -- ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) ("ElectraMeccanica" or the "Company"), a designer and manufacturer of electric vehicles, today announced that it has completed its migration to SAP S/4HANA Cloud leveraging the business-transformation-as-a-service, RISE with SAP. The new ERP system integrates the company’s finance, supply chain, manufacturing, sales and distribution operations processes.

ElectraMeccanica collaborated with PwC Canada, a member of the global consultancy PricewaterhouseCoopers (PwC), in the selection and implementation of an ERP system as the digital foundation of the business. SAP S/4HANA Cloud will help ElectraMeccanica support its growth and go-to-market strategy to deliver environmentally-efficient electric vehicles globally. Implemented using automotive industry capabilities and best practices, SAP S/4HANA Cloud features AI, machine learning, RPA, and situation handling across finance, supply chain, manufacturing, sales and distribution processes.

“SAP S/4HANA Cloud is the technology foundation that will enable us to manage rapid growth for years to come, enabling an unparalleled level of insight into our vehicle assembly operations,” said Kevin Pavlov, CEO of ElectraMeccanica. “We would like to thank PwC for their assistance in choosing the best platform to meet our unique needs. The implementation of this comprehensive system will best position ElectraMeccanica to scale operations, future-proof our business and obtain critical feedback to empower more informed operational decisions. We look forward to closely working with the team at PwC to improve operational efficiency firm-wide as we ramp production to meet the strong demand of our SOLO vehicles.”

“PwC is committed to collaborating with ElectraMeccanica to enable the vision of a digital-first OEM vehicle producer,” said Jason Bergeron, Partner, Consulting and Deals, PwC Canada.  “ElectraMeccanica is bringing to market the future of transportation and PwC’s team of experts will bring the digital technology required to scale and enable their long-term success.”

“Electric vehicles are taking the automotive industry by storm, and ElectraMeccanica is a significant part of this transformation thanks to their unique spin on the consumer EV concept,” said Greg Petraetis, SAP Managing Director, Midmarket and Partner Ecosystem. “ElectraMeccanica’s vision for its SOLO EV model will require operational excellence and end-to-end process efficiency – two areas SAP is determined to help support through innovation and partnership.”

About ElectraMeccanica Vehicles Corp.

ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) is a Canadian designer and manufacturer of environmentally efficient electric vehicles (EVs). The company’s flagship vehicle is the innovative, purpose-built, single-seat EV called the SOLO. This three-wheeled vehicle will revolutionize the urban driving experience, including commuting, delivery and shared mobility. Engineered for a single occupant, it offers a unique driving experience for the environmentally conscious consumer. The SOLO has a range of 100 miles and a top speed of 80 mph, making it safe for highways. The SOLO also features front and rear crumple zones, side impact protection, roll bar, torque-limiting control as well as power steering, power brakes, air conditioning and a Bluetooth entertainment system. It blends a modern look with safety features at an accessible price point of $18,500. The SOLO is currently available for pre-orders here. InterMeccanica, a subsidiary of ElectraMeccanica, has successfully been building high-end specialty cars for 61 years. For more information, please visit www.electrameccanica.com.

Safe Harbor Statements

Except for the statements of historical fact contained herein, the information presented in this news release constitutes “forward-looking statements” as such term is used in applicable United States and Canadian securities laws. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “anticipates”, “estimates”, “projects”, “expects”, “contemplates”, “intends”, “believes”, “plans”, “may”, “will”, or their negatives or other comparable words) are not statements of historical fact and should be viewed as “forward-looking statements”. Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the prices of other electric vehicles, costs associated with manufacturing vehicles, the availability of capital to fund business plans and the resulting dilution caused by the raising of capital through the sale of shares, changes in the electric vehicle market, changes in government regulation, developments in alternative technologies, inexperience in servicing electric vehicles, labour disputes and other risks of the electric vehicle industry including, without limitation, those associated with the delays in obtaining governmental approvals and/or certifications. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by applicable law. Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the United States Securities and Exchange Commission (the “SEC”) (available at www.sec.gov) and with Canadian securities administrators (available at www.sedar.com). Although the Company believes that the beliefs, plans, expectations and intentions contained in this news release are reasonable, there can be no assurance those beliefs, plans, expectations or intentions will prove to be accurate. Investors should consider all of the information set forth herein and should also refer to the risk factors disclosed in the Company’s periodic reports filed from time-to-time with the SEC. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Investor Relations Contact

MZ Group
(949) 259-4987
SOLO@mzgroup.us

Source: ElectraMeccanica Vehicles Corp.

Released October 21, 2021